UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GRAY TELEVISION, INC.

(Name of Issuer)

Class A Common Stock, no par value

(Title of Class of Securities)

389375205

(CUSIP Number)

Mark L. Hanson, Esq.

Jones Day

1420 Peachtree St., N.E., Suite 800

Atlanta, Georgia 30309

(404) 581-8573

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 389375205	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS: J. Mack Robinson I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 438,776
	8	SHARED VOTING POWER: 1,540,115
	9	SOLE DISPOSITIVE POWER: 438,776
	10	SHARED DISPOSITIVE POWER: 1,540,115
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,978,891
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 34.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 389375205	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS: Harriett J. Robinson I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,672,944
	8	SHARED VOTING POWER: 1,540,115
	9	SOLE DISPOSITIVE POWER: 2,672,944
	10	SHARED DISPOSITIVE POWER: 1,540,115
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,213,059
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 389375205	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS: Gulf Capital Services, LLLP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 58-1709211
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 490,298
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 490,298
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 490,298
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to shares of Class A Common Stock, no par value (the “Class A Common Stock”), of Gray Television, Inc., a Georgia corporation (the “Company”). The Company’s principal executive office is located at 4370 Peachtree Road, NE, Atlanta, Georgia, 30319.

Item 2. Identity and Background.

(a)-(b), (e) This Statement is being filed by J. Mack Robinson, Harriett J. Robinson and Gulf Capital Services, LLLP, a Georgia limited liability limited partnership (“Gulf Capital”). Mr. Robinson and Mrs. Robinson are citizens of the United States and their business address is 4370 Peachtree Road, NE, Atlanta, Georgia 30319. Mr. Robinson is retired from various positions, including as an officer and director of the Company, and Mrs. Robinson is a director of each of the Company, Atlantic American Corporation, Delta Life Insurance Company and Delta Fire & Casualty Insurance Company.

Gulf Capital’s principal business is investing in and holding various securities and its principal business address is 4370 Peachtree Road, NE, Atlanta, Georgia 30319. Mr. Robinson is the general partner of Gulf Capital, and he and Mrs. Robinson control such entity.

(c)-(d) During the last five years, none of Mr. Robinson, Mrs. Robinson or Gulf Capital has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On August 2, 2013, Atlantic American Corporation, a Georgia corporation (“AAC”) in which Mr. and Mrs. Robinson hold a controlling interest, purchased 492,212 shares of the Class A Common Stock (the “Shares”) for approximately $3.9 million, in a private transaction approved by the independent directors of AAC. All funds for the purchase of the Shares were obtained from available cash of AAC.

From time to time in the past, where circumstances warranted, Mr. Robinson and Mrs. Robinson, and certain entities controlled by them, including Gulf Capital, have acquired shares of Class A Common Stock for investment purposes using, in the case of each of Mr. Robinson and Mrs. Robinson, personal funds, and in the case of such other entities controlled by Mr. and Mrs. Robinson, including Gulf Capital, working capital or other available cash of the respective entity.

In addition, from time to time in the past, Mr. Robinson received grants of shares of Class A Common Stock in the form of equity incentive awards as compensation for his service as an officer and director of the Company.

Item 4. Purpose of the Transaction.

Mr. Robinson, Mrs. Robinson and Gulf Capital generally hold the shares of Class A Common Stock reported herein for investment purposes. Consistent with this objective, the Shares were purchased for investment purposes.

For general investment purposes and tax and estate planning purposes, Mr. Robinson, Mrs. Robinson or Gulf Capital may from time to time consider purchasing, selling or transferring an indeterminate number of shares of Class A Common Stock in the future, upon such terms as may be agreeable to such filing person, depending on pricing, availability and market conditions, and such transactions may be made on the open market or through private transactions.

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None of Mr. Robinson, Mrs. Robinson or Gulf Capital has any plans or proposals beyond what is described above which relate to or would result in:

(a) the acquisition by any person of additional Class A Common Stock of the Company, or the disposition of Class A Common Stock of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of the date of this Statement, Mr. Robinson beneficially owns 1,978,891 shares of Class A Common Stock, representing 34.4% of the total outstanding Class A Common Stock, and Mrs. Robinson beneficially owns 4,213,059 shares of Class A Common Stock, representing 73.2% of the total outstanding Class A Common Stock.

Mr. Robinson has sole voting and dispositive power with respect to 438,776 shares of Class A Common Stock that he beneficially owns. Mrs. Robinson has sole voting and dispositive power with respect to 2,672,944 shares of Class A Common Stock that she beneficially owns. Mr. Robinson and Mrs. Robinson share voting and dispositive power with respect to 1,540,115 shares of Class A Common Stock that they beneficially own.

Amounts deemed beneficially owned by Mr. and Mrs. Robinson as reported herein include shares of Class A Common Stock held by companies controlled by Mr. Robinson and Mrs. Robinson as follows: 33,750 shares held by Delta Fire & Casualty Insurance Co., 135,795 shares held by Delta Life Insurance Co., 880,272 shares held by AAC, which amount includes 221,706 shares held by Bankers Fidelity Life Insurance Co., a wholly-owned subsidiary of AAC, and 490,298 shares held by Gulf Capital. In addition, as a result of her position as trustee of various trusts, the shares beneficially owned by Mrs. Robinson include: 1,189,180 shares of Class A Common Stock beneficially owned by a trust for Mrs. Robinson’s children and 563,900 shares of Class A Common Stock beneficially owned by a trust for Mrs. Robinson’s grandchildren. Each of Mr. Robinson and Mrs. Robinson disclaim the beneficial ownership of all shares held by the above-named entities controlled by them, except to the extent of their pecuniary interests therein. In addition, Mrs. Robinson disclaims beneficial ownership of the shares owned by the trusts.

As of the date of this Statement, Gulf Capital beneficially owns 490,298 shares of Class A Common Stock, representing 8.5% of the total outstanding Class A Common Stock. Gulf Capital has sole voting and dispositive power with respect to all shares of Class A Common Stock that it beneficially owns.

(c) On June 20, 2013, Mrs. Robinson purchased 9,000 shares of Class A Common Stock in multiple transactions at prices ranging from $6.95 to $7.04 per share, on June 19, 2013, she purchased 1,000 shares of Class

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A Common Stock at a price per share of $7.08, and on June 18, 2013, she purchased 15,000 shares of Class A Common Stock in multiple transactions at prices ranging from $6.88 to $7.04 per share. All such transactions were effected on the open market. Mrs. Robinson undertakes to provide to the Company, any security holder of the Company or the staff of the Securities and Exchange Commission, upon request, all information regarding the number of shares purchased on June 20, 2013 and June 18, 2013 at each separate price within the range set forth above. Other than these transactions and the transaction described in Item 3, none of Mr. Robinson, Mrs. Robinson or Gulf Capital has had any transactions in the Class A Common Stock during the past 60 days.

(d) Except as set forth herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Class A Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in Item 3, on August 2, 2013, AAC, in which Mr. and Mrs. Robinson had a controlling interest, purchased the Shares for an aggregate of approximately $3.9 million.

Mr. Robinson and Mrs. Robinson share voting and dispositive power over all shares of Class A Common Stock and common stock of the Company held by Delta Fire & Casualty Insurance Co., Delta Life Insurance Co., Bankers Fidelity Life Insurance Co., AAC and Gulf Capital.

In addition, as part of her compensation for serving as a director of the Company, on March 19, 2013, Mrs. Robinson was awarded a grant of 9,030 shares of the Company’s common stock. Such award will vest in full on January 1, 2014. In connection with such service, she may from time to time receive additional equity awards, as determined by the Compensation Committee of the Company’s board of directors.

Except as described in this Statement, there are no other contracts, arrangements understandings or relationships (legal or otherwise) among Mr. Robinson, Mrs. Robinson and Gulf Capital with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated August 12, 2013, by and among J. Mack Robinson, Harriett J. Robinson and Gulf Capital Services, LLLP (filed herewith).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: August 12, 2013

By:	/s/
Name: J. Mack Robinson

By:	/s/
Name: Harriett J. Robinson

GULF CAPITAL SERVICES, LLLP

By:	/s/
Name: J. Mack Robinson
Title: General Partner